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THIRD PARTY REPORT ON RESERVES

By GLJ Petroleum Consultants Ltd. - (Independent Qualified Reserves Evaluator)

This report is provided to satisfy the requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K and to include disclosure required under Item 1202(a)(7) of Regulation S-K

Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

We have prepared an independent evaluation of the oil and gas reserves of Harvest Operations Corp. (the "Company" or “Harvest”) for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of the Company.

We have evaluated certain reserves of the Company as at December 31, 2015. The completion date of our report is February 12, 2016.

The following table sets forth the geographic area covered by our report, net proved reserves and net probable reserves estimated using constant prices and costs, and the proportion of the total company that we have evaluated.

	Net Reserves
	Attributable to Harvest Operations Corp.
			Natural Gas		Oil	Proportion of
Canada	Crude Oil	Natural Gas	Liquids	Bitumen	Equivalent Oil Equivalent
(Western Canada)	Mbbl	MMcf	Mbbl	Mbbl	Mbbl	Reserves
Proved Reserves
Developed producing	25,735	113,959	2,955	-	47,683
Developed non-producing	2,090	4,250	161	-	2,960
Undeveloped	1,397	16,820	1,953	-	6,153
Total Proved	29,222	135,028	5,069	-	56,796	100%

Probable Reserves
Developed	10,168	37,949	844	-	17,337
Undeveloped	3,691	15,164	1,105	-	7,323
Total Probable	13,858	53,113	1,949	-	24,660	100%

	Net Reserves
	Attributable to Harvest’s 81.71% Ownership in Deep Basin Partnership
			Natural Gas		Oil	Proportion of
Canada	Crude Oil	Natural Gas	Liquids	Bitumen	Equivalent Oil Equivalent
(Western Canada)	Mbbl	MMcf	Mbbl	Mbbl	Mbbl	Reserves
Proved Reserves
Developed producing	0.6	24,888	1,310	-	5,458
Developed non-producing	-	-	-	-	-
Undeveloped	-	3,952	570	-	1,228
Total Proved	0.6	28,840	1,879	-	6,687	100%

Probable Reserves
Developed	0.2	8,725	443	-	1,897
Undeveloped	-	1,841	198	-	505
Total Probable	0.2	10,566	641	-	2,402	100%

Note: Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent.

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As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. The following table summarizes the average benchmark prices and the average realized prices.

Twelve Month Average Benchmark Prices

Bank of Canada Average Noon Exchange Rate ($US/$C)	0.7877
NYMEX WTI ($US/bbl)	50.16
Light, Sweet Crude Oil at Edmonton ($C/bbl)	58.88
Bow River Crude Oil at Hardisty ($C/bbl)	46.58
Henry Hub NYMEX ($US/MMbtu)	2.58
AECO/NIT Spot ($C/MMbtu)	2.68
Edmonton Propane ($C/bbl)	7.03
Edmonton Butane ($C/bbl)	38.21

Average Realized Prices of Harvest Operations Corp.

Light/Medium Oil ($/bbl)	49.59
Heavy Oil ($/bbl)	42.69
Natural Gas ($/Mcf)	2.62
Natural Gas Liquids ($/bbl)	29.36
Bitumen ($/bbl)	-

Average Realized Prices of Harvest’s Equity Investment
in Deep Basin Partnership

Light/Medium Oil ($/bbl)	50.14
Natural Gas ($/Mcf)	2.69
Natural Gas Liquids ($/bbl)	38.08

In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

Our report has been prepared assuming the continuation existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recovery the estimated reserves.

Oil and gas reserves estimates have an inherent degree of associated uncertainty the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

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To estimate the economically recoverable crude oil, natural gas and natural gas products reserves and related future net cash flows, we consider many factors and make assumptions including:

•	expected reservoir characteristics based on geological, geophysical and engineering assessments;
•	future production rates based on historical performance and expected future operating and investment activities;
•	future products prices adjusted for quality and transportation differentials based on historical data;
•	future operating costs based on historical data;
•	assumed effects of regulation by governmental agencies; and
•	future development capital costs.

Our estimates are prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the United States SEC. The methods we used for estimating reserves were volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on our professional judgment and experience. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The assumptions, data, method, and procedures that GLJ has used for the preparation of our report are appropriate for the purposes served by the report.

In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K.

A summary of the Company reserves evaluated by us is provided in the table on the first page of this report.

Myron J. Hladyshevsky, P. Eng. was the technical person primarily responsible for overseeing the preparation of Harvest’s reserves estimates. His certification of qualification has been attached as an Appendix to this report.

GLJ Petroleum Consultants Ltd.
Calgary, Alberta, Canada
April 28, 2016

Myron J. Hladyshevsky, P. Eng.
Vice President

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CERTIFICATION OF QUALIFICATION

I, Myron J. Hladyshevsky, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.

That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Harvest Operations Corp. (the “Company”). The effective date of this evaluation is December 31, 2015.

2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.

That I attended the University of Calgary and graduated with a Bachelor of Science Degree in Chemical Engineering in 1979; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of thirty-six years experience in engineering evaluations of oil and gas fields.

4.

That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.